VIA EDGAR

August 19, 2008

Securities and Exchange Commission

Document Control

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Old Mutual Funds III

File No. 333-147771

ICA No. 811-22149

Post-Effective Amendment No. 1 under the Securities Act of 1933 Amendment No. 2 under the Investment Company Act of 1940

Dear Mr. Grzeskiewicz:

Listed below are the responses of Old Mutual Funds III (the “Registrant”) to the comments you provided on Monday, July 21, 2008 and Thursday, July 24, 2008 regarding the above referenced post-effective amendment on Form N-1A. The comments you provided are in bold and the responses follow in plain text.

Comment Number	Comments and Responses

1

Include a discussion in the Investment Objective and Main Investment Strategies section of the prospectus explaining how the Fund will employ the stated investment techniques to generate total return through a combination of current income and capital appreciation.  This could be done through a discussion of the portfolio managers’ philosophy(ies) or thought process behind investment decisions to explain how their investment decisions strive to attain total return for shareholders.

The following language will be added after the end of the first paragraph in the Investment Objective and Main Investment Strategy section: “The Fund seeks to invest in securities with attractive value, growth, risk, and quality characteristics, including (i) prices that reflect attractive earnings multiples, (ii) above average earnings growth, (iii) below average risk to earnings, (iv) strong balance sheets, and (v) high quality management teams. In addition to individual security investment characteristics, the Fund’s capital will be regularly allocated among geographic regions based on factors, which include but are not limited to (i) macro economic growth characteristics, (ii) relative valuation of property markets, (iii) real estate market fundamental factors, including supply and demand characteristics, and (iv) currency outlook.”

With respect to the foregoing comments, the Registrant acknowledges the following:

1.   The Registrant is responsible for the adequacy and accuracy of disclosure in its filings.

2.   Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings.

3.   The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

With respect to the above responses for which the Registrant undertakes to make changes, such changes will be made in the Registrant’s 485(b) post-effective amendment to be filed on August 22, 2008.

On behalf of the Registrant, we appreciate your assistance in connection with this review. If you have any questions regarding our responses to your comments, please do not hesitate to contact me at 720-200-7727.

Very truly yours,

/s/ Kathryn L. Santoro

Kathryn L. Santoro

Associate Counsel

OLD MUTUAL CAPITAL, INC.

cc:	Andra C. Ozols
Jay G. Baris

2